UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    February 2008                                   File No:  001-33580

Keegan Resources Inc.

(Name of Registrant)

Suite 1204 – 700 West Pender Street, Vancouver, British Columbia, Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated February 5, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Keegan Resources Inc.

(Registrant)

Dated: February 5, 2008

Signed: /s/  Michael Bebek

Michael Bebek

Corporate Secretary

PRESS RELEASE
TSX-V:  KGN
AMEX: KGN

ESAASE GOLD PROJECT STEPOUT DRILLHOLES CONTINUE TO EXPAND DEPOSIT

Vancouver, BC, February 5, 2008 - Keegan Resources Inc. (“Keegan”) is pleased to announce the results of 15 new drill holes to the south of the currently defined 43-101 resource area. The recent holes expand the resource to the south by successfully widening the South Zone. Highlights include 75 meters of 1.06 g/t Au in drill hole 239, 34 meters of 1.85 g/t Au in drill hole 221, and 43 meters of 1.67 g/t Au in drill hole 238.   These new results extend the mineralization up to 250 meters down dip. Mineralization continues to remain open both down dip and along strike.   Keegan has now moved the exploration drill rig to the north of the currently defined Main Zone resource areas with the goal of extending the mineralization through testing targets which previously produced gold in soils, trenches and reconnaissance holes.

Table 1. Drill Holes from South of the Resource Area at Esaase.

Hole_ID	From	To	Width	grade (g/t)	Hole_ID	From	To	Width	grade (g/t)
KERC203	22	67	45	1.06	KERC229	54	75	21	0.98
KERC203	108	113	5	0.732	KERC230	118	155	37	1.13
KERC204	51	82	31	1.01	including	142	143	1	12.79
including	63	64	1	10.33	KERC230	175	197	22	2.44
KERC204	156	169	13	0.86	including	178	181	3	14.57
KERC221	48	95	47	1.23	KERC231	98	111	13	3.38
including	93	94	1	26.71	including	98	99	1	37.16
KERC221	104	138	34	1.85	KERC232	83	103	20	1.44
including	104	105	1	20.92	KERC237	88	94	6	0.67
including	111	112	1	17.54	KERC237	103	124	21	0.7
KERC222	no significant intercepts				KERC237	136	153	17	0.86
KERC223	36	59	23	0.89	KERC238	53	65	12	0.52
KERC226	7	51	44	1.12	KERC238	137	180	43	1.67
KERC227	6	21	15	0.94	including	178	179	1	42.8
KERC227	54	66	12	1.14	KERC239	76	151	75	1.06
KERC227	82	87	5	1.72	KERC239	44	61	15	0.89
KERC228	20	59	39	1.3

President and CEO Dan McCoy states: "We are very pleased to see the Esaase deposit continue to grow in both along strike and down dip; we are also very excited about several untested targets throughout the property which have been identified through soils, trenching or previous reconnaissance holes. With the second drill rig in place we will now be able to rapidly step-out and expand the deposit while we complete infill drilling on the area outlined in last years resource calculation.  The increasing size and grade of the mineralization at Esaase together with its amenable geometry, favorable topographic expression and positive metallurgy all indicate that the Esaase gold deposit has a good chance of developing into a large, modern, bulk gold mining operation.”

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant RSG Global, Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. All samples are using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana or SGS Labs in Tarkwa, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. All internal intercepts above 10 g/t Au are reported within the intercept. Intercepts of less than 5 meters or less than 0.5 g/t Au were not reported. Mineralization strikes approximately 30 degrees east of north and dips 45 to 60 degrees to the west. The drill holes are oriented 10 degrees south of north and are inclined at 45 degrees to the east, so true widths are estimated to be over 80% of the drilled widths.

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company is focused on its wholly owned flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN and AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.
President & CEO

For more information please visit the company website at: http://www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.

LEGEND
South Extension drill holes this release
South Extension Drill holes previously released
South Extension Mineralized Envelope
South Extension grade-width greater than 35 g/t meter
Currently Defined Resource Area (43-101 compliant)
N
0
100
200
meters
800 meters
KERC231
KERC230
KERC238
KERC237
KERC232
KERC204
KERC239
KERC221
KERC203
KERC227
KERC226
KERC229
KERC228
KERC223
KERC222